August 11, 2008

Mail Stop 4561

By U.S. Mail and Facsimile to 1-615-599-2275

H. Lamar Cox
Acting Chief Financial Officer
Tennessee Commerce Bancorp, Inc.
381 Mallory Station Road, Suite 207
Frankin, Tennessee 37067

      Re: Tennessee Commerce Bancorp, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2007
             Definitive Proxy Statement on Schedule 14A filed April 29, 2008
             File No. 000-51281

Dear Mr. Cox:

      We have reviewed the above-referenced filings and have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 18

Critical Accounting Estimates

1.   In future filings please include a separate description of each critical accounting estimate or assumption, involving a high level of subjectivity and judgment, which underlie each of the Company's critical accounting measurements, such as for determining the adequacy of the allowance for loan losses, the valuation of the investment portfolio, the interest-only strips receivable and the servicing assets. The disclosure should address the following:

- Describe the methodology underlying each critical accounting estimate.

- Identify where and how each critical accounting estimate affects the company's reported financial results, financial condition and changes in financial condition, and when material, identify the affected line items.

- Discuss, if applicable, why you could have chosen in the current period alternate estimates that would have had a materially different impact on your financial presentation.

- Discuss, if applicable, why the accounting estimate may change in future periods and describe the impact on your financial statements.

Executive Compensation

2.   Your executive compensation disclosure only includes your principle executive officer, principal accounting officer and two other officers. Item 402(a)(3)(iii) of Regulation S-K requires information of the three highest compensated executive officers in additional to the principle executive and accounting officers. Executive officer is defined broadly by the rules to mean any employee with policymaking authority. Please revise your disclosure in future filings to include all the required executive officers or advise the staff how you concluded that you only had four executives.

Item 13. Certain Relationships and Related Transactions

Certain Relationships and Related Transactions, page 28 of Definitive Proxy Statement on Schedule 14A

3.   In future filings please include the complete representations required by Instruction 4(c) to Item 404(a) of Regulation S-K. In particular, please clarify that the loans were on the same terms, including interest rates and collateral, as those available to other persons not related to the lender. Also, avoid qualifying the representations by including terms like "in the opinion of management."

Financial Statements for the three-year period ended December 31, 2007

Note 1, Summary of Significant Accounting Policies, page F-11

Interest-Only Strips Receivable, page F-13

4.   Please tell us and revise this footnote in future filings to provide the following information:

- Provide the disclosure required by paragraph 17.h.and 17.i of SFAS 140 regarding accounting policies related to the initial measurement and subsequent valuation of interests that continue to be held by the transferor, such as interest-only strips.

- State the fair value of the IO strips for each of the three years and the line item in which they are recorded on the consolidated balance sheets.

Note 3, Loans, page F-17

5.   We refer to the proceeds from loans transferred with recourse totaling $86.2 million during the three-year period ended December 31, 2007. Please tell us and disclose in future filings the maximum extent of your recourse obligations on loans transferred and provide the information regarding recourse obligations required by paragraph 11.b of SFAS 140.

6.   We refer to Note 1 on page F-13 that states the Company records servicing assets at fair value for loans serviced totaling $189 million for the three-year period ended December 31, 2007. Please tell us and in future filings provide the following information:

- State the total amount of servicing assets capitalized for each year and in what balance sheet line item they are included.

- Disclose and quantify how the Company implemented the adoption of SFAS 156 effective for fiscal years beginning after September 15, 2006.

- Provide the disclosure required by paragraph 4.h of SFAS 156 including but not limited to the following:

  o A description of the valuation techniques or other methods used to estimate the fair value of servicing assets and liabilities,

  o The quantitative and qualitative information about the assumptions used in the valuation method.

- Refer to the revised disclosure requirements of paragraph 17.e through 17.i of SFAS 140.

7.   Provide a tabular presentation summarizing the yearly changes in the mortgage servicing assets for the three-year period, including the effects on servicing assets related to purchases, servicing from securitizations or asset transfers, changes due to payments on loans and changes in fair value due to changes in valuation model inputs or assumptions.

<u>Note 8, Income Taxes, page F-20</u>

8.   In future filings, please separately disclose the total of net tax liabilities and net tax assets. Refer to paragraph 43.a and 43.b of SFAS 109.

9.   Tell us and in future filings discuss in the footnote the origin and nature of the deferred tax liability for "SFAS 140 income adjustments" of $1.48 million in 2007 and the reasons for the increase of $684,000 or 86% as compared to $792,000

<u>Signatures</u>

10.   The Form 10-K must be signed by the registrant, Chief Financial Officer, Chief Executive Officer, either the Principal Accounting Officer or the Controller, and a majority of board of directors. Please amend your filing to include the signatures of the Chief Financial Officer, Chief Executive Officer and either the Principal Accounting Officer or the Controller as required by General Instruction D(2)(a) of Form 10-K.

<u>Form 10-Q for the period ended March 31, 2008</u>

<u>Note 7, Fair Value Measurement, page 11</u>

11.   We note the Company states that it has no securities classified within Level 3. Please tell us how you considered the categorization of mortgage servicing rights and interest-only strips within the valuation hierarchy considering these financial assets appear to be Level 3 instruments that are fair valued using internal models with significant unobservable market parameters.

12.   Please tell us why you have not provided the disclosure required by paragraph 33 of SFAS 157 regarding assets and liabilities measured at fair value on a nonrecurring basis in periods subsequent to initial recognition, considering impaired assets and long-lived assets held and used would normally be included within this category. Refer to examples in paragraph A36 of Exhibit A of SFAS 157.

13.   Please tell us why you have not disclosed how you implemented SFAS 159 which is effective as of the beginning of the first fiscal year that begins after November 15, 2007.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames at (202) 551-3447 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or me at (202) 551-3436 with any other questions.

Sincerely,

Christian Windsor
Special Counsel